SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 23, 2005

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400	**90071**
Los Angeles, California	(Zip Code)
(Address of principal executive offices)	

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS



Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement.**

Performance Awards

On April 23, 2005, Maguire Properties, Inc. (the "Company") and Maguire Properties, L.P. entered into definitive agreements with certain of the Company's named executive officers pursuant to which the Company granted each such executive officer a performance award under the Amended and Restated 2003 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P. (the "Plan"). Each performance award generally represents an incentive bonus that may become payable to the executive based on the executive's continued employment and the achievement of specified performance goals tied to the Company's total shareholder return. The performance award grants were made by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee").

Each executive's performance award is designated as a specified percentage of an aggregate performance award pool which is based on the "excess shareholder value" created during the applicable performance period. As described in greater detail below, vesting of the performance award depends on achieving certain compound total shareholder return thresholds, while the size of the performance award pool is determined, in part, on the value of the compound annual total shareholder return in excess of a compound annual total shareholder return of 9% and, in part, on the value of the compound annual total shareholder return in excess of the NAREIT office index, in either case during the performance period.

Under the performance award agreements, "excess shareholder value," calculated with respect to the total number of shares of the Company's common stock and limited partnership units of the Company's operating partnership outstanding at the end of the applicable performance period, is equal to the sum of (x) fifty percent of the value of the excess, if any, of the Company's compound annual total shareholder return (as applied to such stock and units) during the performance period over a compound annual total shareholder return of 9%, plus (y) fifty percent of the value of the excess, if any, of the Company's compound annual total shareholder return (as applied to such stock and units) during the performance period over the greater of (i) the compound annual total shareholder return of the NAREIT office index during the performance period and (ii) a compound annual total shareholder return of 9%. The Company's total shareholder return is calculated as the percentage by which the ten day trailing average of the closing prices at the end of the applicable performance period of a share of the Company's common stock outstanding as of April 1, 2005, increased by an amount that would be realized if all cash dividends paid during the performance period were fully reinvested in the Company's common stock on the applicable dividend payment date, exceeds a base price equal to $23.91, which represents the ten day trailing average of the closing prices of the Company's common stock ending on March 31, 2005.

The performance awards vest and become payable as follows:

• If the Company achieves a compound annual total shareholder return equivalent to at least 15% over the three-year period commencing on April 1, 2005, the award will vest and the amount of the performance award pool will equal 10% of the excess shareholder value created during the three-year performance period.

• If the Company achieves a compound annual total shareholder return equivalent to at least 12% over the four-year period commencing on April 1, 2005, the award will vest and the amount of the performance award pool will equal 10% of the excess shareholder value created if the Company achieves a compound annual total shareholder return equivalent to at least 15% during such four year performance period and will be 5% of the excess shareholder value created if the Company achieves a compound annual total shareholder return equivalent to at least 12% (but less than 15%) during the four-year performance period.

• If the Company achieves a compound annual total shareholder return equivalent to at least 9% over the five-year period commencing on April 1, 2005, the award will vest and the amount of the performance award pool will equal 10% of the excess shareholder value created if the Company achieves a compound annual total shareholder return equivalent to at least 15% during such five-year performance period, will be 5% of the excess shareholder value created if the Company achieves a compound annual total shareholder return equivalent to at least 12% (but less than 15%) during such five-year performance period, and will be 2.5% of the excess shareholder value created if the Company achieves a compound annual total shareholder return equivalent to at least 9% (but less than 12%) during the five-year performance period.

In no event will the aggregate amount of the performance award pool (or the sum of all performance award pools) exceed $50,000,000.

In addition, if the Company achieves the three-year or four-year performance targets described above and subsequently achieves either the four-year or five-year performance targets, the executive will be entitled to an additional payment if amount of the performance award calculated at the time of the subsequent vesting exceeds the amount calculated as of the earlier vesting date.

The performance award agreements also provide that if a change in control of the Company occurs before March 31, 2010 and the Company achieves a compound annual total shareholder return equivalent to at least 9% during the period commencing on April 1, 2005 and ending on the date of the change in control, the award will vest and the amount of the performance award pool will be determined as described above, depending on the excess shareholder value calculated for such period.

All determinations, interpretations and assumptions relating to the vesting and calculation of the performance awards will be made by the Plan administrator. In addition, the Plan administrator may, in its discretion, adjust or modify the methodology for calculating the performance awards (other than the executive's allocated percentage of the performance award pool) to account for events affecting the value of the Company's common stock if, and to the extent, the Plan administrator does not consider the effect of such events indicative of Company performance. Such events may, for example, include the issuance of new common stock, stock repurchases, stock splits, issuances and/or exercises of stock grants or stock options, and similar events.

In the event that an executive's employment is terminated for any reason, the executive will forfeit the performance award to the extent that the award has not already vested.

Performance awards will be paid in shares of the Company's common stock or, in the discretion of the Plan administrator, in cash (in whole or in part) at the end of the applicable performance period. In the event that performance awards are paid in shares, the aggregate number of shares paid with respect to all performance awards may not exceed 3,000,000 shares, and the issuance of shares will be subject to all applicable limits contained in the Plan. If shares are not available to satisfy some or all of the performance award, then the award is required to be paid in cash (to the extent of such shortfall).

The table below sets forth the names and award pool percentages with respect to performance awards granted on April 23, 2005 to the Company's named executive officers. The Company also granted performance awards to certain other executives of the Company who are not named executive officers. In addition, 28% of the award pool remains unallocated and will be available for grants to other current or future senior executives of the Company or to the current grantees (including the named executive officers) in the event that the Compensation Committee determines that the award pool percentage allocated to one or more of such executives should be increased.

Name	Award Pool Percentage
Robert F. Maguire III	0.00%
Richard I. Gilchrist	20.00%
Dallas E. Lucas	10.00%
Mark T. Lammas	8.00%
Bill Flaherty	8.00%

A copy of a form of the Performance Award Agreement for the grants to the Company's named executive officers is filed as Exhibit 99.1 hereto.

Annual Cash Bonus

On April 23, 2005, the Compensation Committee of the Company's Board of Directors adopted guidelines for determining the annual cash incentive bonuses that may become payable to its named executive officers commencing with the Company's 2005 fiscal year under the Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P. Incentive Bonus Plan.

Pursuant to the adopted guidelines, each named executive officer's target bonus is expressed as a percentage of his or her annual base salary. The table below shows the annual base salary and target annual bonus for each named executive officer of the Company. As described below, actual annual bonuses for the named executive officers under the guidelines will range from 0% to 200% of his or her target bonus.

Name	2005 Base Salary		Target Bonus			
			Percent of Base Salary		Dollars	
Robert F. Maguire III	$	150,000	0.0%	$	0	
Richard I. Gilchrist	$	450,000	100%	$	450,000 [1]	
Dallas E. Lucas	$	400,000	100%	$	400,000 [2]	
Mark T. Lamas	$	275,000	75%	$	206,250	
Bill Flaherty	$	300,000	60%	$	180,000	

[1] Pursuant to his employment agreement, Mr. Gilchrist's 2005 cash bonus cannot be less than 100% of his base salary.

[2] Pursuant to his employment agreement, Mr. Lucas's 2005 cash bonus cannot be less than 50% of his base salary.

The methodology established under the guidelines consists of two equally-weighted, mutually exclusive components. The first component is the executive's performance in achieving individual objectives established for him or her. The second component is based on the Company's total return to shareholders. With respect to the individual component, the Compensation Committee will establish a set of objectives for the management team for the applicable year. These objectives pertain to specific milestones or tasks that are critical to meeting the Company's business plan, and may include, without limitation, targets for leasing or occupancy, the acquisition or disposition of assets, marketing and branding milestones, acquisition integration and the recruitment of talent for key positions. At the completion of the fiscal year, the Compensation Committee will evaluate the performance of the Company's named executive officers in determining the bonus, if any, that each executive will be awarded. The bonus range for this individual component is between 0% and 100% of the executive's target bonus.

The second component of the annual bonus is the Company's total return to shareholders during the year, and is measured against two metrics. The first metric is the absolute total return to shareholders calculated as the change in the share price of the Company's common stock during the year plus the payment of dividends, expressed as a percentage of the 10-day average closing share price at the beginning of the year. The bonus range for this aspect of the second component is between 0% and 50% of the executive's target annual bonus, provided that a minimum total return of 9% must be achieved. The second metric is the Company's rank among the other Real Estate Investment Trusts that comprise the NAREIT office sector. The portion of an executive's bonus attributable to this metric ranges from 0% to 50% of the executive's target annual bonus, subject to the Company achieving a minimum rank of at least 16th place out of 20 companies.

Section 9   **Financial Statements and Exhibits**

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits.

Exhibit	Description
99.1	Performance Award Agreement form for the grants to the Company's named executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/   Dallas E. Lucas
—————————————————————————————
Dallas E. Lucas
Executive Vice President and
Chief Financial Officer

Dated: April 28, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Performance Award Agreement form for the grants to the Company's named executive officers.

Exhibit 99.1

PERFORMANCE AWARD AGREEMENT

THIS PERFORMANCE AWARD AGREEMENT (this "Agreement") is made effective as of April __, 2005, between Maguire Properties, Inc., a Maryland corporation (the "Company"), Maguire Properties, L.P., a Maryland limited partnership (the "Partnership") and _____ (the "Grantee").

WHEREAS, the Company maintains the Amended and Restated 2003 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P. (the "Plan");

WHEREAS, the Company wishes to carry out the Plan (the terms of which are hereby incorporated by reference and made a part of this Agreement);

WHEREAS, the Plan provides for the issuance of performance or incentive awards that may be paid in cash, Common Stock or a combination of both (a "Performance Award");

WHEREAS, the Committee, appointed to administer the Plan, has determined that it would be to the advantage and in the best interest of the Company and its stockholders to issue the Performance Award provided for herein to the Grantee as an inducement to enter into or remain in the service of the Company, the Partnership, the Services Company or any Subsidiary, and as an incentive for increased efforts during such service, and has advised the Company thereof and instructed the undersigned officer to issue said Performance Award; and

WHEREAS, certain capitalized terms used herein are defined in Section 12 below; and

WHEREAS, all capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Plan.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1. Grant of Performance Award.

(a) For good and valuable consideration, effective as of the date hereof (the "Grant Date"), the Company hereby grants to the Grantee the Performance Award upon the terms and conditions set forth in this Agreement. Notwithstanding anything to the contrary anywhere else in this Agreement, the Performance Award is subject to the terms, definitions and provisions of the Plan, which is incorporated herein by reference.

(b) The Performance Award represents a potential incentive bonus that may become vested and earned based upon the Grantee's continued employment and the achievement of the performance goals set forth in Section 2 hereof. The actual amount of the Performance Award, if any, will be based on the Grantee's vested interest in a portion of the Performance Award Pool. The Grantee's right in the Performance Award represents a mere unfunded and unsecured contingent promise to pay by the Company or the Partnership, as applicable. Neither the Performance Award nor any interest therein may be transferred, assigned, alienated or anticipated.

2. Vesting of Performance Award.

(a) Provided that the Grantee remains continuously employed by the Company, the Partnership, the Services Company or any Subsidiary until the applicable vesting date set forth below (each, a "Vesting Date"), the Performance Award shall become vested and payable as follows:

(i) In the event that the Company achieves a compound annual Total Shareholder Return equivalent to at least 15% during the period commencing on April 1, 2005 and ending on March 31, 2008 (the "Three Year TSR Target"), the Performance Award shall become vested as of March 31, 2008 with respect to a dollar amount equal the product of (x) the amount of the Performance Award Pool, calculated as of such date, multiplied by (y) the Grantee's Performance Award Percentage;

(ii) In the event that the Company does not achieve the Three Year TSR Target but achieves a compound annual Total Shareholder Return equivalent to at least 12% during the period commencing on April 1, 2005 and ending on March 31, 2009 (the "Four Year TSR Target"), the Performance Award shall become vested as of March 31, 2009 with respect to a dollar amount equal the product of (x) the amount of the Performance Award Pool, calculated as of such date, multiplied by (y) the Grantee's Performance Award Percentage; and

(iii) In the event that the Company does not achieve the Three Year TSR Target or the Four Year TSR Target but achieves a compound annual Total Shareholder Return equivalent to at least 9% during the period commencing on April 1, 2005 and ending on March 31, 2010 (the "Five Year TSR Target"), the Performance Award shall become vested as of March 31, 2010 with respect to a dollar amount equal the product of (x) the amount of the Performance Award Pool, calculated as of such date, multiplied by (y) the Grantee's Performance Award Percentage.

(iv) Notwithstanding the foregoing, in the event that the Company achieves the Three Year TSR Target and/or the Four Year TSR Target, and the Company subsequently achieves the Four Year TSR Target and/or the Five Year TSR Target, as applicable, the Performance Award shall become vested as of the applicable subsequent Vesting Date with respect to an additional amount equal to the excess, if any, between (x) the dollar amount of the Performance Award that would have become vested as of such subsequent Vesting Date pursuant to paragraph (ii) or (iii) above had the Three Year TSR Target and the Four Year TSR Target, as applicable, not previously been achieved, and (y) the dollar amount of the Performance Award that has previously become vested pursuant to paragraph (i) and/or (ii) above, as applicable.

(b) Notwithstanding the foregoing, if (1) a Change in Control occurs prior to March 31, 2010 and the Grantee remains continuously employed by the Company, the Partnership, the Services Company or any Subsidiary until the date of such Change in Control (the "Change in Control Date"), and (2) the Company achieves a compound annual Total Shareholder Return equivalent to at least 9% during the period commencing on April 1, 2005 and ending on the Change in Control Date, the Performance Award (determined as set forth below) shall become vested as of the Change in Control Date, and all obligations to the Grantee in respect of the Performance Award shall be satisfied in full upon payment thereof. The dollar amount of the Performance Award that shall become vested as of such date shall equal the product of (x) the amount of the Performance Award Pool, calculated as of such date, multiplied by (y) the Grantee's Performance Award Percentage, less the dollar amount of any portion of the Performance Award that has previously become vested pursuant to Section 2(a) above. In determining the dollar amount of the Performance Award that shall become vested upon a Change in Control, the actual compound annual Total Shareholder Return greater than 9% for the period ending on the Change in Control Date shall be considered and not a hypothetical Three Year TSR Target, Four Year TSR Target, or Five Year TSR Target, even if the Change in Control occurs on or after the first, second, or third Vesting Date.

(c) Notwithstanding the foregoing, in the event of the Grantee's Termination of Employment for any reason, then, to the extent the Performance Award (or a portion thereof) has not yet become vested under Section 2(a) or (b) above, the Grantee's right to receive any portion of the Performance Award will thereupon be forfeited by the Grantee, and the Company will have no obligations to the Grantee with respect thereto.

3. <u>Payment of Performance Award</u>. Not later than 30 days after the applicable Vesting Date (or Change in Control Date, if applicable) with respect to which the Performance Award (or any portion thereof) has become vested, the Company or the Partnership will distribute the amount or value of such vested Performance Award (as determined under Section 2) to the Grantee in the form of shares of Common Stock, subject to the limits set forth in Article II of the Plan; *provided, however,* that in no event shall the number of shares of Common Stock distributed with respect to the Performance Award, when combined with the number of shares of Common Stock distributed with respect to all other similar Performance Awards granted under the Plan, exceed 3,000,000 shares (subject to adjustment as provided in Section 11.3 of the Plan); *provided, further,* that the Administrator, in its sole and absolute discretion, may elect to distribute some or all of such vested Performance Award in cash, and any portion of the Performance Award that is not distributed in the form of shares of Common Stock by reason of the limit set forth in this Section 3 or the limits set forth in Article II of the Plan shall be distributed in cash. With respect to any portion of the Performance Award that is satisfied by the distribution of shares of Common Stock, the value of such shares shall be equal to the Fair Market Value (as defined in the Plan) on the date the Performance Award (or portion thereof) became vested.

4. <u>Determinations by Administrator</u>. Notwithstanding anything contained herein, all determinations, interpretations and assumptions relating to the vesting and calculation of the Performance Award (including, without limitation, determinations, interpretations and assumptions with respect to shareholder value, shareholder return and the Performance Award

Pool) shall be made by the Administrator. In making such determinations, the Administrator may employ attorneys, consultants, accountants, appraisers, brokers, or other persons, and the Administrator, the Board, the Company, the Partnership and their officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator or the Board in good faith and absent manifest error shall be final and binding upon the Grantee, the Company and all other interested persons. In addition, the Administrator, in its discretion, may adjust or modify the methodology for calculating of the Performance Award (including, without limitation, the methodology for calculating shareholder value, shareholder return and the Performance Award Pool), other than the Performance Award Percentage, as necessary or desirable to account for events affecting the value of the Common Stock which, in the discretion of the Administrator, are not considered indicative of Company performance, such as the issuance of new Common Stock, stock repurchases, stock splits, issuances and/or exercises of stock grants or stock options, and similar events, all in order to properly reflect the Company's intent with respect to the performance objectives underlying the Performance Award or to prevent dilution or enlargement of the benefits or potential benefits intended to be made available with respect to the Performance Award.

5. <u>No Rights as Stockholder</u>. Provided that any portion of the Performance Award that becomes vested and payable is timely distributed in accordance with Section 3 above, the Grantee shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any shares issued upon payment of the Performance Award (or any portion thereof) unless and until certificates representing such shares shall have been issued by the Company or the Partnership, as applicable, to the Grantee or unless and until such stock ownership is properly entered on the records of the duly authorized transfer agent of the Company.

6. <u>Compliance With Law</u>. The Grantee acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of all applicable federal and state laws, rules and regulations (including, but not limited to the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation the applicable exemptive conditions of Rule 16b-3) and to such approvals by any listing, regulatory or other governmental authority as may, in the opinion of counsel for the Company or the Partnership, be necessary or advisable in connection therewith. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Performance Award is granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan, this Agreement and the Performance Award shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

7. <u>Amendment</u>. This Agreement and the Plan may be amended without the consent of the Grantee; *provided, however*, that no amendment to this Agreement shall, without the consent of the Grantee, adversely affect or impair any rights of the Grantee under this Agreement

8. <u>Severability</u>. In the event that one or more of the provisions of this Agreement may be invalidated for any reason by a court, any provision so invalidated will be deemed to be

separable from the other provisions hereof, and the remaining provisions hereof will continue to be valid and fully enforceable.

9. <u>Governing Law</u>. This Agreement shall be administered, interpreted and enforced under the internal laws of the State of California without regard to conflicts of laws thereof.

10. <u>Tax Withholding</u>. The Company or the Partnership, as applicable, shall be entitled to require payment in cash or deduction from compensation (including the Performance Award) payable to the Grantee of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, or payment of the Performance Award. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow the Grantee to elect to have the Company or the Partnership, as applicable, withhold shares of Common Stock otherwise issuable under the Performance Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan or this Agreement, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting or payment of the Performance Award in order to satisfy the Grantee's federal and state income and payroll tax liabilities with respect to the issuance, vesting or payment of the Performance Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income

11. <u>No Tax Advice</u>. Neither the Company nor the Partnership has made any warranty or representation to the Grantee with respect to the income tax consequences of the transactions contemplated by this Agreement, and the Grantee is in no manner relying on the Company, the Partnership or any of their representatives for an assessment of such tax consequences. The Grantee is advised to consult with his or her own tax advisor with respect to such tax consequences and the issuance, vesting and payment of the Performance Award.

12. <u>Certain Definitions</u>. As used herein, the following terms shall have the meanings specified below, unless the context clearly indicates otherwise.

(a) "<u>Base Price</u>" means $23.91, which represents the average of the closing trading prices of a share of Common Stock on the New York Stock Exchange during the ten consecutive trading days ending on March 31, 2005.

(b) "<u>Excess Shareholder Value</u>" means the sum of (x) 50% of the Maguire Excess Shareholder Value, plus (y) 50% of the NAREIT Excess Shareholder Value.

(c) "<u>Maguire Excess Shareholder Value</u>" means, with respect to the total number of shares of Common Stock and limited partnership units of the Partnership outstanding as of the applicable Valuation Date, the aggregate positive dollar value, if any, of the compound annual Total Shareholder Return (as applied to such stock and units) for the applicable Performance Period in excess of a compound annual Total Shareholder Return equivalent to 9% for such

Performance Period. A negative Maguire Excess Shareholder Value shall be disregarded for purposes of computing Excess Shareholder Value.

(d) "NAREIT Excess Shareholder Value" means, with respect to the total number of shares of Common Stock and limited partnership units of the Partnership outstanding as of the applicable Valuation Date, the aggregate positive dollar value, if any, of the compound annual Total Shareholder Return (as applied to such stock and units) for the applicable Performance Period in excess of the greater of (i) the corresponding compound annual shareholder return of the market-value weighted NAREIT Office Index for such Performance Period, assuming the reinvestment of dividends from the date of issue through the applicable Valuation Date, and (ii) a compound annual Total Shareholder Return equivalent to 9% for such Performance Period. A negative NAREIT Excess Shareholder Value shall be disregarded for purposes of computing Excess Shareholder Value.

(e) "NAREIT Office Index" means the composite of the stock price performance, including the reinvestment of dividends, of office real estate investment trusts as complied by the National Association of Real Estate Investment Trusts; *provided, however,* that the NAREIT Office Index shall not include the Company.

(f) "Performance Award Percentage" means _____%.

(g) "Performance Award Pool" means:

(i) 10% of the Excess Shareholder Value if the compound annual Total Shareholder Return for the applicable Performance Period equals or exceeds 15%;

(ii) 5% of the Excess Shareholder Value if the compound annual Total Shareholder Return for the applicable Performance Period is equal to or greater than 12% but less than 15%; and

(iii) 2.5% of the Excess Shareholder Value if the compound annual Total Shareholder Return for the applicable Performance Period is equal to or greater than 9% but less than 12%;

provided, however, that in no event shall the aggregate amount of the Performance Award Pool exceed $50,000,000 (or, in the event that more than one Performance Award payment becomes payable pursuant to Section 2 above, then in no event shall the sum of all Performance Award Pools exceed $50,000,000).

(h) "Performance Period" means the period beginning on April 1, 2005 and ending on the applicable Valuation Date.

(i) "Total Shareholder Return" means the percentage by which the Trailing Average Fair Market Value, as of the applicable Valuation Date, of a share of Common Stock outstanding as of April 1, 2005, increased or decreased, as applicable, by an amount that would be realized if all cash dividends paid on a share of Common Stock during the applicable

Performance Period were reinvested in Common Stock on the applicable dividend payment date, exceeds the Base Price; *provided, however,* that for purposes of calculating the Total Shareholder Return in the event of a Change in Control under Section 2(b) above, Total Shareholder Return shall mean the percentage by which the price per share of Common Stock paid in connection with such Change in Control, increased by an amount that would be realized if all cash dividends paid on a share of Common Stock during the applicable Performance Period were reinvested in Common Stock on the applicable dividend payment date, exceeds the Base Price.

(j) "Trailing Average Fair Market Value" means the average of the closing trading prices of a share of Common Stock on the principal exchange on which such shares are then traded during the ten consecutive trading days ending on the applicable Valuation Date (or ending on the last trading day preceding such Valuation Date if the Valuation Date does not fall on a trading day).

(k) "Valuation Date" means, with respect to a given Performance Period, March 31, 2008, March 31, 2009, or March 31, 2010, as applicable; *provided, however,* that in the event of a Change in Control that occurs prior to March 31, 2010, the Valuation Date shall mean the Change in Control Date.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto.

MAGUIRE PROPERTIES, INC.,
a Maryland corporation

By:_____
Name:
Title:

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation
Its: General Partner

By: _____
Name:
Title:

GRANTEE

_____
[Name]